Stericycle Inc. is requesting confidential treatment pursuant to Rule 83 of the Commission's Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to certain confidential information that has been omitted from this response letter. Such response is being provided to the Staff in its entirety, with redacted portions highlighted, in hard copy under separate cover along with the request for confidential treatment.

September 1, 2017

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4631

Re:  Stericycle Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 15, 2017 File No. 1-37556

Dear Mr. O’Brien:

I write in response to your letter of July 26, 2017. For the staff’s convenience, we have repeated each of the staff’s comments before our response to the comment.

Form 10-K for the fiscal year ended December 31, 2016

1.

We note your response to our comment number 1 from our letter dated June 14, 2017. In light of the fact that you continued to experience challenges internationally and in your M&I waste services throughout 2016, please tell us how you determined that an increase in your allowance for doubtful accounts was not warranted prior to the fourth quarter of 2016.  Please also tell us how much of your allowance of doubtful accounts and outstanding receivables as of December 31, 2016 relates to the accounts receivable internationally and in your M&I services that were negatively impacted by the ongoing market and economic conditions.  Please provide the aging for those accounts. Please also quantify the revenues you have recognized during 2016 for customers that have not been paying current invoices and provide the related aging of their receivables.

Response

During 2016 we closely monitored the aging of our receivables in all of our markets, including in our Latin America and M&I markets.  In Latin America it was observed that the aging profiles of our current receivables were consistent with historical experience, while the aging profiles of our older receivables were increasing and our collection efforts were not yielding a desired improvement.  This trend was primarily in our Brazil and Mexico markets.  In the fourth quarter of 2016, we concluded that there was a higher degree of risk in our ability to collect those aged accounts and therefore determined

Stericycle Inc. is requesting confidential treatment pursuant to Rule 83 of the Commission's Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to certain confidential information that has been omitted from this response letter. Such response is being provided to the Staff in its entirety, with redacted portions highlighted, in hard copy under separate cover along with the request for confidential treatment.

that it would be appropriate to adjust the allowance for doubtful accounts by increasing the reserve percentages applied to those aged accounts.  In the fourth quarter of 2016, we noted a significant increase in our M&I accounts receivable and increased the allowance related to those receivables accordingly.

Below please find the requested information regarding the allowance for doubtful accounts and outstanding receivables for Brazil, Mexico, and domestic M&I as of December 31, 2016, and the aging for those accounts.

AGING Q416	BRAZIL	MEXICO	Domestic M&I	TOTAL AFFECTED
Current	***	***	***	***
1-30	***	***	***	***
31-60	***	***	***	***
61-90	***	***	***	***
91-120	***	***	***	***
121-180	***	***	***	***
+181	***	***	***	***
TOTAL	***	***	***	***
Allowance	***	***	***	***

Regarding revenues recognized during 2016, we note that our service model is such that we have an extensive customer base with relatively small outstanding balances, which are monitored based on past collection history, while those customers with larger balances are specifically reviewed and monitored.  We did not identify specific significant accounts that were not paying current invoices but that we continued to service over time and recognize revenue.  There are regularly some accounts that fall past due, but based on our monitoring of aging, we did not note any significant degradation in collections within our current or shortly past-due aging groups.  Accordingly, we concluded collectability was reasonably assured and continued to record revenue.

Stericycle Inc. is requesting confidential treatment pursuant to Rule 83 of the Commission's Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to portions of the response to Comment 1. Such response is being provided to the Staff in its entirety, with redacted portions highlighted, in hard copy under separate cover along with the request for confidential treatment.

2.

We note your response to comment number 2 from our letter dated June 14, 2017. Please expand your disclosures to include a more robust discussion of all material factors impacting your effective tax rate consistent with the response you have outlined. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response

Stericycle Inc. is requesting confidential treatment pursuant to Rule 83 of the Commission's Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to certain confidential information that has been omitted from this response letter. Such response is being provided to the Staff in its entirety, with redacted portions highlighted, in hard copy under separate cover along with the request for confidential treatment.

We acknowledge the Commission’s comment and confirm our intent to provide expanded disclosure prospectively regarding all material factors impacting our effective tax rate.  We respectfully note that we have expanded our disclosures regarding material factors impacting our effective tax rate in our Form 10-Q for the quarter ended June 30, 2017.  More specifically, our disclosure in our Management Discussion and Analysis as well as in Footnote 5 – Income Taxes, discusses the impact on the effective tax rate of the charge associated with the proposed settlement, in the amount of $295 million, of the small quantity customer class action lawsuit in the U.S.

Critical Accounting Policies, page 28

Goodwill and Other Identifiable Intangible Assets, page 29

3.

We note your response to comment number 3 from our letter dated June 14, 2017. Based on the relative fair values of your three new domestic reporting units presented in your response, it is unclear that the goodwill allocated to these new reporting units has been done so based on the relative fair values of the respective reporting units as indicated on page 30 of your Form 10-K.  Please advise. Please also provide us with the carrying amounts of the reporting units both before and after the changes in reporting units.

Response

In October 2015, the Company acquired the Shred-it business. The US Shred-it business was initially included in the Domestic Regulated and Compliance Services reporting unit. Approximately a year later, the Company reorganized its reporting units and the US Shred-it business became the Domestic Secure Information Destruction reporting unit.  We concluded that the key activities to integrate the acquisition and realize the benefits of goodwill had not occurred given the size and complexity of this acquisition.  We therefore concluded that it would be more appropriate to discretely allocate the goodwill at its carrying value to the new stand-alone reporting unit in accordance with ASC 350-20-35-45 and 350-20-40-4.  The remaining goodwill included in the Domestic Regulated and Compliance Services reporting unit was then allocated to the Domestic Healthcare and Compliance Services and Domestic Environmental Solutions reporting units based on the relative fair values. We respectfully propose that in future filings we will enhance our disclosure to clarify the allocation method we apply for any changes in our reporting units.

As requested, we provide below the carrying values of our reporting units before and after the changes in reporting units.

Reporting Unit	Carrying Value
Domestic Communication and Related Services	***
Domestic Regulated and Compliance Services	***
International	***
Consolidated Reporting Units Before Changes	***

Stericycle Inc. is requesting confidential treatment pursuant to Rule 83 of the Commission's Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to certain confidential information that has been omitted from this response letter. Such response is being provided to the Staff in its entirety, with redacted portions highlighted, in hard copy under separate cover along with the request for confidential treatment.

Domestic Communication and Related Services	***
Domestic Healthcare and Compliance Services	***
Domestic Environmental Solutions	***
Domestic Secure Information Destruction	***
Canada	***
Asian Pacific	***
Europe	***
Latin America	***
Consolidated Reporting Units After Changes	***

Stericycle Inc. is requesting confidential treatment pursuant to Rule 83 of the Commission's Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to portions of the response to Comment 3. Such response is being provided to the Staff in its entirety, with redacted portions highlighted, in hard copy under separate cover along with the request for confidential treatment.

We thank the Commission for its attention to this matter and its consideration of this response.  If there is any additional information that we can provide to assist the staff in its review, please let us know.

Respectfully,

/s/ Daniel V. Ginnetti

Daniel V. Ginnetti

Executive Vice President

and Chief Financial Officer